Exhibit 99.3

Apollomics Reports First Half 2024 Financial Results and Highlights Vebreltinib Clinical Progress

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Continued clinical progress for the vebreltinib registration-enabling program, including new data in non-CNS MET fusion tumors and non-small cell lung cancer (NSCLC) with MET amplification
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$25.9 million in cash and cash equivalents as of June 30, 2024; cash runway into the third quarter of 2025

FOSTER CITY, Calif. – August 14, 2024 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced financial results for the first half of 2024 ended June 30, 2024, and highlighted updates for its pipeline.

“Thus far in 2024, we have announced promising preliminary results from our vebreltinib program for the treatment of various tumors with Met dysregulation. This includes new Apollomics data for the treatment of non-CNS solid tumors with Met fusions, an incremental data update for NSCLC with MET Exon 14 skipping earlier in the year and data for the treatment of NSCLC with MET Amplification shared in this announcement,” said Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “We are encouraged by these new data and remain focused on progressing the vebreltinib program to its first regulatory submission. We look forward to providing future data updates for this program.”

Pipeline Update

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Vebreltinib (APL-101) – a highly specific Met inhibitor for the treatment of NSCLC and other solid tumors with Met dysregulation
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In August 2024, the Company announced data from its SPARTA Phase 2 clinical trial for 14 patients with non-CNS MET fusion solid tumors, where a 43% objective response rate (ORR) was achieved by RECIST v1.1 criteria. This includes six confirmed responses out of 14 evaluable patients: one complete response in second-line metastatic NSCLC and five partial responses (three patients with NSCLC, one patient with pancreatic cancer, and one patient with intrahepatic bile duct cancer). Alongside the Avistone data for vebreltinib in the treatment of glioblastoma with PTPRZ1 MET fusions, vebreltinib has now demonstrated activity in a variety of tumors with MET fusions.
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Apollomics has also recently completed an analysis of 38 patients in the SPARTA MET amplification cohorts. Testing method discordance (determination of MET amplification by status sequencing of blood, sequencing of tumor biopsies, and/or fluorescent in-situ hybridization (FISH), as well as the use of local versus central laboratory testing), has complicated the analysis. Of the patients with the highest MET gene copy number (GCN) as determined by central sequencing, an ORR of 30% (3/10) was achieved, as compared to 13% (5/38) in the overall dataset. Going forward, Apollomics will only enroll NSCLC patients with MET amplification confirmed by central FISH testing. Apollomics believes that MET GCN ≥10 by sequencing may be comparable to GCN ≥6 by central FISH testing, which is the criteria to define MET amplification used in previous clinical trials of other MET inhibitors.
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In March 2024, Apollomics announced an updated efficacy analysis by gene copy number (GCN) subgroup in the treatment of NSCLC patients with Met Exon 14 skipping mutations. The data show vebreltinib activity similar to previously announced. In the absence of overlapping c-Met amplification (GCN<4), in a pooled analysis of patients from SPARTA and KUNPENG an ORR of 67% was achieved (n=86).

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Uproleselan (APL-106) – an E-selectin inhibitor as an adjunct to chemotherapy in acute myeloid leukemia (AML) treatment
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In May 2024, GlycoMimetics, our licensor of uproleselan in China, announced negative results from its pivotal Phase 3 study of uproleselan in relapsed or refractory acute myeloid leukemia. Apollomics is conducting a Phase 3 bridging study of uproleselan in China for the same indication. As positive results from the GlycoMimetics global study were likely necessary for approval of uproleselan in China for this indication, the Company has decided to close this study early and unblind after treatment for all patients is completed. As a result of these negative Phase 3 results from GlycoMimetics, the Company determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program.

Business Highlights

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Focus on vebreltinib: In July 2024, Apollomics announced a strategic prioritization for the treatment of NSCLC patients with Met Amplification. By focusing on the patient population with the greatest unmet medical need that can be addressed by MET inhibition with vebreltinib, Apollomics intends to apply its resources in the most efficient manner to generate additional clinical data for support of regulatory submissions.
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Leadership team changes: As previously announced, as a result of the updated strategic focus, and aligned with the Company’s resource needs going forward, Sanjeev Redkar, Ph.D., Company co-founder and former President, and Peony Yu, M.D., former Chief Medical Officer, have departed their previous roles and are expected to transition to consulting roles in August. Dr. Redkar will remain on the Board of Directors.
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Raised $5.8 million: In May 2024, the Company raised $5.8 million in a private placement in public equity (PIPE) financing, before transaction expenses.

First Half 2024 Financial Results

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Cash, cash equivalents, bank deposits and money market funds as of June 30, 2024 were $25.9 million, compared to $37.8 million as of December 31, 2023. Based on current projections, the Company believes its cash position is sufficient to fund planned operations into the third quarter of 2025.
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Research and development (R&D) expenses were $16.9 million, including share-based compensation of $3.7 million, for the first half of 2024, compared to $16.5 million, including share-based compensation of $2.8 million, for the first half of 2023.
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General and administrative (G&A) expenses were $10.2 million, including share-based compensation of $4.5 million, for the first half of 2024, compared to $9.7 million, including share-based compensation of $2.4 million, for the first half of 2023.
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Net loss for the first half of 2024 was $(35.2) million, or $(0.38) per basic and diluted share, compared with a net loss of $(150.7) million, or $(2.55) per basic and diluted share, for the first half of 2023. Net loss for the first half of 2024 includes an impairment loss of $10.0 million to write down the full value of the uproleselan intangible asset. Net loss for the first half of 2023 includes a non-cash expense for change in fair value of convertible preferred shares of $76.4 million and expenses related to capital markets activities of $45.5 million.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead programs include its core product, vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia and other hematologic cancers, which is currently in Phase 1 and Phase 3 clinical trials in China. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s strategy, prospects, plans and objectives are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contact:

Eric Ribner
LifeSci Advisors, LLC
(646) 751-4363
eric@lifesciadvisors.com

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	As of June 30, 2024 (Unaudited)	As of December 31, 2023
Non-current assets
Plant and equipment, net	$124	$161
Right-of-use assets	1,177	425
Intangible assets, net	4,747	14,757
Rental deposits	113	119
Total non-current assets	6,161	15,462

Current assets
Deposits, prepayments and deferred expenses	2,483	2,108
Financial assets at fair value through profit and loss (“FVTPL”)	—	5,761
Cash and cash equivalents	25,929	32,056
Total current assets	28,412	39,925

Total assets	34,573	55,387

Current liabilities
Other payables and accruals	8,877	9,162
Short term bank loans	3,508	4,236
Lease liabilities, current portion	264	158
Total current liabilities	12,649	13,556

Net current assets	15,763	26,369

Total assets less current liabilities	21,924	41,831

Non-current liabilities
Lease liabilities, noncurrent portion	951	267
Warrant liabilities at FVTPL	166	330
Total non-current liabilities	1,117	597

Net assets	20,807	41,234

Equity
Share capital	11	9
Share premium	666,521	661,474
Reserves	36,446	26,716
Accumulated losses	(682,171)	(646,965)
Total equity	$20,807	$41,234

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(All amounts in thousands of $, except for per share data)

	Six Months Ended June 30,
	2024	2023
Other income	$1,737	$401
Foreign exchange losses	(2)	(2,104)
Fair value change of financial assets at FVTPL	198	460
Fair value change of financial liabilities at FVTPL	164	676
Fair value change of convertible preferred shares	—	(76,430)
Research and development expenses	(16,926)	(16,518)
Administrative expenses	(10,153)	(9,652)
Impairment of an intangible asset	(10,000)	—
Finance costs	(134)	(60)
Other expense	(90)	(47,457)
Loss before taxation	(35,206)	(150,684)
Income tax expenses	—	(10)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	$(35,206)	$(150,694)
Loss per share
Basic loss per common share	$(0.38)	$(2.55)
Diluted loss per common share	$(0.38)	$(2.55)
Weighted average number of common shares outstanding – Basic and Diluted	93,740	59,000